July 11, 2007

Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attn:	Jennifer Hardy, Branch Chief
Rufus G. Decker III, Accounting Branch Chief

Re:	Ever-Glory International Group, Inc. (formerly, Andean Development Corporation)
Revised Preliminary Information Statement on Schedule 14C
Filed March 15, 2007
Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006
Filed March 16, 2007
File No. 0-28806

Ladies and Gentlemen:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Ever-Glory International Group, Inc. (formerly Andean Development Corporation (the “Company”)) dated June 1, 2007.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Schedule 14C/A #5 filed on March 15, 2007

General

Staff Comment 1. Please update the financial statement, pro forma financial information, and other corresponding financial information included to comply with item 310(g) of Regulation S-B

Response:

The Company has included in the revised 14C updated financial statements, pro forma financial information and other corresponding financial information that complies with Item 310(g) of Regulation S-B.

Appendix E – Pro Forma Financial Information, page 1

Staff Comment 2. We note your response to prior comment 3. On page 5 of the Schedule 14C in the Summary Term Sheet section, you state that Mr. Kang owned an aggregate of 614,338 shares of common stock and 6,238 shares of Series A preferred stock, which constitutes approximately 79% of your voting power as of August 31, 2006. Mr. Kang was also the 100% shareholder and a director and officer of EGLY HK. In August 2006, Mr. Kang entered into an agreement with Mr. Yan to sell 100% of the stock equity of EGLY HK to Mr. Yan for cash consideration.

In June 2006, a majority of the holders of your voting capital stock approved the acquisition of a 100% ownership interest of Catch-Luck from EGLY HK. On August 31, 2006, a majority of the holders of your voting capital stock reconfirmed that they approved the acquisition of a 100% ownership interest of Catch-Luck from EGLY HK and approved Amendment No. 1 to the purchase agreement. This acquisition has not been consummated. In December 30, 2006, you consummated the acquisition of 100% of the ownership interest of New-Tailun from EGLY HK.

Given the proximity of when Mr. Kang, your majority shareholder, agreed to sell 100% of his ownership interest in EGLY HK to when you agreed to purchase Catch-Luck and New-Tailun from EGLY HK, we have difficulty overcoming the presumption that the intent was for Mr. Kang to always maintain control over Catch-Luck and New-Tailun. In light of this, please revise your accounting for New-Tailun in your historical financial statements and your accounting for Catch-Luck in your pro forma financial statements to reflect both acquisitions as mergers of entities under common control. Refer to EITF 02-5 as well as paragraphs 11 and D11 through D18 of SFAS 141.

Response:

On June 22, 2007, the Company filed a Current Report on Form 8-K announcing that it would restate its financial statements for the year ended December 31, 2006 and March 31, 2007 to account for the New-Tailun acquisition as a merger of entities under common control in accordance with SFAS 141. The Company filed its restated financial statements for the foregoing periods with the Securities and Exchange Commission on July 11, 2007 and has included the restated financial statements in the 14C.

Form 10-KSB for the Year Ended December 31, 2006 and Form 10-QSB for the Period Ended March 31, 2007

Staff Comment 3. Please amend your Form 10-KSB for the year ended December 31, 2006 and your Form 10-QSB for the period ended March 31, 2007 to revise your accounting for the acquisition of New-Tailun to reflect it as a merger of entities under common control.

Response:

See our response to Staff Comment 2.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Alisande M. Rozynko, Company counsel, at 415-955-8900.

Sincerely,

/s/ Kang Yi Hua
Kang Yi Hua
Chief Executive Officer

Enclosures

cc:	Alisande M. Rozynko
Crone Rozynko, LLP